Technest Holdings, Inc. One McKinley Square- Fifth Floor Boston, MA 02109 Tel: (617) 722-9800 Fax: (617) 722-9809 August 2, 2006 VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Mail Stop 6010 Washington D.C. 20549 Attention: Peggy A. Fisher Adélaja K. Heyliger
Re:	Technest Holdings, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
filed June 28, 2006
File No. 333-130617

Ladies and Gentlemen:

In response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Ms. Peggy A. Fisher’s letter of July 10, 2006 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”), we are submitting, on behalf of Technest Holdings, Inc. (“Technest” or the “Company”) the information set forth below in response to the Staff’s Comment Letter. To assist you in your review, we have included the text of the comment in italics before Technest’s response.

Form SB-2

Technest Holdings, Inc. Consolidated Financial Statements

Note 7. Stockholders’ Equity (Deficit), page F-23

Series B and C Convertible Preferred Stock, page F-24

1.
We note your response to prior comment 22. It appears that your analysis of the warrant classification is based on the terms of the amended registration rights agreement effective September 30, 2005. However, we note the original registration rights agreement filed as Exhibit 4.3 on your Form 8-K dated February 14, 2005 includes terms that require you to pay a penalty of 2% per month, payable in cash or registered shares, for each month that you fail to meet the registration requirements. Further, we note that the registration rights agreement requires you to maintain effectiveness of the registration statement. Please provide us with your analysis of the warrant classification for the periods from February 14, 2005 until September 30, 2005, the effective date of the amended registration rights agreement. Please refer to the guidance in EITF 00-19, including specifically paragraphs 12-18 of EITF 0019.

Securities and Exhange Commission
August 2, 2006

Response

First, we note that the Registration Rights Agreement (the “Agreement”), filed as Exhibit 4.3 to the Form 8-K filed February 14, 2005, provides for a Filing Date, as defined in Section 1 of the Agreement. The Filing Date is 75 days from the closing date (May 1, 2005). The liquidated damages provisions contained in Section 2(b) are not triggered unless the Company fails to file a registration statement within 75 days of the closing date (or the Company fails to have the registration statement effective with 135 days). As of March 31, 2005, the Company was not yet subject to any liquidating damages provisions. We therefore conclude that the Company was able to settle the warrants in unregistered shares in accordance with paragraphs 14-18 of EITF 00-19 and that permanent equity classification was appropriate.

Paragraph 16 of EITF 00-19 states that “[i]f a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract.” As noted in your comment, the Agreement allows for the payment of liquidated damages “by issuing shares of Common Stock valued at 90% of the average of the trailing 5 trading days' closing prices before the payment; provided that such shares are the subject of a then effective Registration Statement.” We believe the fact that the Agreement provides any share-based payment alternative for the liquidated damages removes such liquidated damages from consideration as a penalty as described in paragraph 16 of EITF 00-19 as the payment of any such damages would be an effective adjustment in the price per share paid for the Units (consisting of a share of Series B preferred stock, a share of Series C preferred stock and a warrant to purchase common stock) rather than any sort of penalty. The fact is that no material liquidated damages were paid in cash and substantially all such damages were settled in unregistered shares of common stock. Therefore, it would be inappropriate to conclude that such liquidated damage provisions are a “penalty” and that the settlement of the warrants in unregistered shares was “uneconomic”. It should also be noted that in the period ending June 30, 2005, warrants to purchase more than 267,000 shares of common stock were exercised and actually settled through the issuance of unregistered shares of common stock. Based on this analysis, we conclude that we can and have, even prior to the September 30, 2005 amendment to the Agreement, settled the warrants in unregistered shares. Therefore, we conclude that as of June 30, 2005 and through the effective date of the amendment to the Agreement that the proper classification of the warrants is as permanent equity.

Securities and Exhange Commission
August 2, 2006

Exhibit 5.1

2.
We reissue prior comment 26. Please either file a revised opinion that omits the statement that the opinion speaks as of the date of the opinion, or file an amendment with an updated legality opinion on the date you plan to go effective on this registration statement.

Response

    Upon confirmation that the Staff has completed its review of the Registration Statement, we will file an amendment with an updated legal opinion.

    We look forward to further discussions with you on these issues. Please contact me at (540) 207-3057 or Gino Pereira at (203) 305-3568.

                        Regards,

                                                        /s/ Suzette R. O’Connor

                        Suzette R. O’Connor

cc:	Joseph Mackin
Gino Pereira
Scott Goodwin
David Broadwin, Esq.
Daniel Clevenger, Esq.